

USGS 7.5' Quads:
Tintic Junction, UT; Eureka, UT

0   1,000 2,000   4,000
Feet

 Property Location

N
W   E
S

Figure 2

VALLEY HIGH MINING COMPANY
NORTH BECK JOINT VENTURE PROPERTY

PROPERTY LOCATION
Scale: 1"=2000'

January, 2006

Map by:
NORTH AMERICAN EXPLORATION, INC.
447 North 300 West, Suite 3, Kaysville, UT 84037
(801) 544-3421